Freedom of Information

Freedom of Information Act 1982 (Cwth)

This statement is made in accordance with Section 8 of the Freedom of Information Act 1982 (Cwth) (FOI Act). The FOI Act gives a right of access, subject to exemptions and exceptions, to information held in documentary form by the Telstra Entity.

We are exempt from the provisions of the FOI Act in relation to documents received or brought into existence in the course of, or for the purpose of, the carrying on of our commercial activities.

Functions

The particulars and functions of the Telstra Entity are set out in detail in this report. From time to time the Telstra Entity may make decisions regarding the supply of telecommunications services and matters incidental, ancillary or complementary to the supply of telecommunications services that may affect members of the public.

Organisation

An outline of our organisation is given under "Information on the Company - Organisational structure".

Consultative arrangements

Consultative arrangements exist between us, a number of user groups for specific products, as well as a wide range of groups including:

    our Consumer Consultative Council (residential customers);
    our Disability Forum and Disability Equipment Program Customer Advisory Group (customers with a disability); and
    our Small Enterprise Consultative Council (small business customers).

We also liaise with:

    the National Farmers Federation (rural and regional customers); and
    the Australian Telecommunications Users Group (business and general).

Categories of documents

We produce and/or retain numerous documents, including documents that are available to the public free of charge.

Documents available to the public free of charge include the material terms and conditions of our standard form of agreement with customers insofar as it relates to a customer's commercial relationship with Telstra, product and service brochures and our Annual Report. These and certain other categories of documents are available from our website telstra.com.

The categories of documents that we produce and/or retain relate to the provision of telephone lines to homes and businesses, the provision of local, long distance and international telephone calls and provision of mobile, data, internet and online services. There are also documents relating to wholesale services provided to other carriers and carriage service providers.

These categories include:
    customer services and products;
    network planning, installation and performance;
    tenders and agreements;
    financial management;
    employee records; and
    administrative records.

Freedom of information requests

Initial enquiries concerning requests for access to documents or amendment of personal records under the FOI Act may be directed to:

Telstra's Information Access Unit
Locked Bag 5691
Melbourne 8100

or:

Telstra Corporation Limited
242 Exhibition Street
Melbourne Vic 3000

Telephone enquiries should be directed to the Information Access Manager on (03) 9632 3376.